Exhibit 11.1

Consent of Independent Auditor

We consent to the inclusion in the Offering Circular, which constitutes a part of this Offering Statement on Form 1-A of First Colebrook Bancorp, Inc., of our report dated March 12, 2015 with respect to our audit of the consolidated financial statements of First Colebrook Bancorp, Inc. as of and for the year ended December 31, 2014, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our firm under the heading “Financial Statements” in the Offering Circular that constitutes a part of this Offering Statement on Form 1-A. In addition, we concur with the statement made by First Colebrook Bancorp, Inc. in the Offering Circular, that the change in auditors was not as a result of any disagreements regarding any audits performed or any audit reports that were prepared.

/s/ Berry Dunn McNeil & Parker, LLC

Portland, Maine

July 13, 2016